Jiade Limited Investor Presentation February 2024 Issuer Free Writing Prospectus dated February 16, 2024 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated February 15, 2024 Registration Statement No. 333-276283

FREE WRITING PROSPECTUS STATEMENT 2 This free writing prospectus relates to the proposed public offering of Ordinary Shares of Jiade Limited (“we”, “us”, or “our”) and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/1976908/000110465924024477/tm2321027-11_f1a.htm The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or our underwriter will arrange to send you the prospectus if you contact WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA 90067, via email: syndicate@wpcapital.com or by calling +1(310)843- 9300, or contact Jiade Limited via email: kebiao@sckbkj.com.

DISCLAIMER 3 This presentation contains forward-looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this presentation or to conform these statements to actual results or revised expectations.

AGENDA 4 01 02 03 04 05 Company Overview Industry Overview Growth Strategies Investment Highlights Financials 6 11 17 19 21

Offering Summary 5 Issuer Jiade Limited Listing / Ticker NASDAQ Capital Market / JDZG Offering Type Initial Public Offering Offering Size 2,200,000 Ordinary Shares (or 2,530,000 ordinary shares, assuming that the over-allotment option is exercised in full) Offering Price $4.00 to $5.00 per Ordinary Share Lock-up Six months for the directors, executive officers, and existing shareholders holding 1% or more of the Company’s ordinary share. Use of Proceeds • Approximately 30% for developing our existing business • Approximately 40% for acquiring vocational education and training institutions authorized by the PRC government and establishing 8 to 10 examination centers. • Approximately 12% for investing in technology research and development. • Approximately 18% for working capital and other general corporate purposes. Underwriter WestPark Capital, Inc. Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Section 1 Company Overview

About Us 7 We are a company that specializes in providing one-stop comprehensive education supporting services to adult education institutions. Kebiao Technology Educational Administration Platform Pre-enrollment guidance on school/major selection. Application strategy development Training for entrance Exams Offline tutoring Exam administration services Guidance on graduation thesis preparation See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

About Us (Cont'd)

We place a great premium on technology research and development.

- Acquired 31 software copyrights since 2020
- Designated a High and New Technology Enterprise (No. GR202251000919) by Sichuan Provincial Department of Science and Technology,
  Sichuan Provincial Department of Finance, and
  Sichuan Provincial Tax Bureau of the State Taxation Administration.

Revenue and Net income



(USD'000) *
689
54
1,403
735
1,052
533
1,601
996
2021
2022
Year ended December 31
2022
2023
Nine months ended September 30
Revenue
Net income

* Translations of balances from RMB into USD were calculated at the rate of USD1.00 = RMB7.2960 on September 30, 2023

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss. Our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate. The numbers are derived from the company's audited and unaudited financial statements.

8

Our Management Team 9 Yuan Li Chairman of the Board of Directors & CEO • Over 10 Years of experience in business management and operation. • CEO, Director and Chairman of the Group since April 2020. • General Manager at Charming Education. November 2017 to March 2019. • General Manager at Sichuan Gengu Education Investment Co., Ltd. July 2014 to September 2017. • Associate Degree in Chinses Language and Literature from Sichuan Normal University in 2017. Li Tan Chief Financial Officer • CFO since June 2023. • Financial Director of Kebiao Technology since October 2019. • Management Accountant at Sichuan Juma Enterprise Management Co., Ltd. August 2018 to August 2019. • Bachelor’s degree in Information Management and Information Systems from China West Normal University in 2014. Xiang Lan Chief Operating Officer • Over 13 years of experience in marketing and human resources management. • Chief Operating Officer since June 2023. • Marketing Manager at Kebiao Technology since May 2020. • Manager of the microfinance marketing department at Chengdu Chongzhou Heli Technology Microfinance Co., Ltd. July 2012 to April 2022. • Senior recruiting specialist of the human resources management department at UTAC Chengdu Ltd (SMIC-Chengdu). July 2009 to July 2011. • Bachelor’s degree in English from Chengdu Institute Sichuan International Studies University in 2009. Hangyu Dai Chief Technology Officer • Chief Technology Officer since June 2023. • Technology Director at Chengdu Lingyang Technology Co., Ltd. February 2019 to May 2023. • Deputy general manager of Sichuan Yunbaite Technology Co., Ltd. March 2015 to December 2018. • Product manager at Chengdu Jinwang Technology Co., Ltd. June 2013 to December 2014. • Bachelor’s degree in Computer Science and Technology from Sichuan Normal University in 2017. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Board of Independent Directors 10 Yaxuan Yang – Independent Director Appointee, Chair of our audit committee • Project Director at First Fidelity Capital (International) Limited. Since November 2019. • Treasury Director at Tempus Holdings Limited, a Hong Kong-listed investment holding company (HKG: 6880). February 2017 to October 2019. • Project Manager of the asset management department at Huajin Securities Co., Ltd. June 2016 to January 2017 • Bachelor’s and Master’s Degrees in Finance in 2010 and 2012, both from Renmin University of China. Shaoping Lu – Independent Director Appointee, Chair of our nominating and corporate governance committee • Chairman of the board of directors and CEO of China Hi-Tech Fund LLC. Since 2002. • Director at Enesoon New Energy Group Ltd,. Since August 2019. • President of Wanda International, Inc., August 1997 to March 2022. • Professor in Mathematics in West Virginia University. From 1991 to 1993. • Bachelor’s degree in Mathematics from Central China Normal University in 1982. • Master’s degree in Applied Mathematics from Institute of Applied Mathematics of Chinese Academy of Sciences in 1986. • Ph.D. degree in Applied Mathematics from the City University of New York in 1990. Shuang Qiu – Independent Director Appointee, Chair of our compensation committee • Manager at Huachuang Acceleration Technology Chengdu LLC. Since June 2017 • Vice president at Kenya East Africa Tongsheng Investment Co., Ltd. March 2016 to June 2017 • Director of Sichuan Xinsanhao Education Technology LLC. Since 2019 • Bachelor’s degree in Economics and East Asian Studies from University of California, Davis in 2014. • Master’s degree in Technology, Innovation, and Entrepreneurship from Tel-Aviv University in 2018. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Section 2 Industry Overview

Market for Adult Education Industry in PRC • Adult education refers to the education targeting adults to improve their technical or professional qualifications, develop their abilities, enrich their knowledge to meet a certain level of formal education, or acquire knowledge, skills, and competencies in a new field. Adult education can be categorized into adult formal education and adult non-formal education. • Sichuan Province, one of the most populous provinces in the PRC, has a relatively mid-to-lower level of education attainment, and therefore, job applicants and employees therein face fierce competition in the job market and have a higher demand for adult education to acquire new skills and enhance their educational qualifications. • We focus mainly on the adult education industry in Sichuan Province. Market Size of Adult Education Industry in the PRC by Sales Revenue, 2017-2027E Market Size of Adult Education Industry in Sichuan Province by Sales Revenue, 2017-2027E Source: Frost & Sullivan 749 864 993 1,109 1,216 1,355 1,499 1,650 1,803 1,960 2,115 2017 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E (RMB Billion) CAGR 2017-2022 : 12.6% CAGR 2022-2027E: 9.3% 36.9 43.1 49.3 55.4 61.9 69.5 77.3 85.5 93.8 102.3 111.1 (RMB Billion) 2017 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E CAGR 2017-2022 : 13.5% CAGR 2022-2027E: 9.9% See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss. 12

Market Factors Driving Adult Education Industry 13 Support Policy • The PRC government has promulgated several supportive policies to promote the development of the adult education industry. • the Opinions on Deepening the Construction and Reform of Modern Vocational Education System aim to place the development of high-quality modern vocational education in a more prominent position and promote the collaborative innovation among vocational education, higher education, and continuing education. Talent Gap • As the PRC undergoes an industrial upgrade, the demand for skilled and technical talent is enormous and is projected to increase. • The PRC Ministry of Human Resources and Social Security reported a gap of 20 million in skilled and technical talent in 2021. • The demand for skilled and technical talent will significantly promote the growth of the adult education industry. Fierce Competition • The PRC has the world’s largest labor market, with approximately 875.6 million working-age individuals in 2022. • According to National Bureau of Statistics of China, the urban and rural unemployment rate in 2022 averaged nearly 5.6%, which was 1.7% higher than in 2017. • In addition, the PRC’s job market is still recovering from the economic impact caused by theCOVID-19 pandemic. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Market for Adult Education Supporting Service Industry in PRC 14 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss. Adult education supporting service refers to the supporting services provided for adult education institutions, covering the whole education process from enrollment to graduation, mainly include: IT Supporting Services • Software support for various educational and non-educational activities in adult education institutions to improve administrative performance, operating efficiency, and education quality. • IT supporting services include online career testing systems, office automation systems, and educational administration systems. 01 Teaching Content Development • consists of curriculum development, textbook compilation, and teaching staff training. Adult education institutions may customize courses by themselves or outsource teaching content development to education-supporting service companies. 02 Equipment and Facilities Supply • includes the supply of computers, projectors, blackboards, desks, chairs, software for online courses, classrooms, and staff offices. 03 Auxiliary Supporting Services • recruitment, catering, building refurbishment, daily maintenance, administrative management, financial accounting, and other supporting services. 04

Market Size 15 • The market size of the adult education supporting service industry in the PRC in terms of sales revenue grew from RMB147.8 billion in 2017 to RMB271.2 billion in 2022, representing a CAGR of 12.9%. The market size in the PRC is expected to increase from RMB271.2 billion to RMB425.3 billion at a CAGR of 9.4% from 2022 to 2027. • The market size of the adult education supporting service industry in Sichuan Province in terms of sales revenue grew from RMB1.8 billion in 2017 to RMB3.6 billion in 2022, representing a CAGR of 14.7%. The market size is expected to continue to increase from RMB3.6 billion to RMB5.8 billion at a CAGR of 10.0% from 2022 to 2027. Source: Frost & Sullivan 147.8 171.7 198.0 221.5 243.2 271.2 300.2 330.8 362.0 393.8 425.3 1.8 2.1 2.5 2.8 3.2 3.6 4.0 4.4 4.8 5.3 5.8 Market Size of Adult Education Supporting Service Industry in the PRC by Sales Revenue, 2017-2027E Market Size of Adult Education Supporting Service Industry in Sichuan Province by Sales Revenue, 2017-2027E 2017 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E (RMB Billion) CAGR 2017-2022 : 12.9% CAGR 2022-2027E: 9.4% (RMB Billion) 2017 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E CAGR 2017-2022 : 14.7% CAGR 2022-2027E: 10.0% Market Size of Adult Education Supporting Service Industry in 2022 in the PRC by Sales Revenue, Breakdown by Type (RMB Billion) 99.0 75.9 56.4 39.9 Teching Content Development Equipment and Facilities Supply IT Supporting Service Auxiliary Supporting Service See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Future Development Trends of Adult Education Industry 16 Horizontal and Vertical Integration • The supporting service providers will provide more comprehensive and integrated services by vertical integration, which will cover the full education process, including teaching content development, equipment and facilities supply, IT supporting service, and other auxiliary supporting services. • The currently decentralized adult education supporting service industry will benefit from horizontal integration through mergers and acquisitions to optimize resource allocation, improve economic efficiency, and achieve economies of scale. Supporting Service Adapted to New Teaching Models • Advanced technologies, such as big data analysis, cloud services, artificial intelligence, the Internet of Things, and virtual reality/augmented reality technologies, will improve the teaching environment and management efficiency of schools. • Adult education supporting service companies will provide continuously updated supporting services adapted to new teaching environments and models. Competitive Landscape • According to Frost & Sullivan, the adult education supporting service market is still at an early stage and is fragmented in terms of geographic coverage, the target customers, and service content. Jiade Limited generated approximately RMB10.2 million in revenue in 2022, accounting for a market share of 0.286% of the adult education supporting service market in Sichuan Province. 01 02 03 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Section 3 Growth Strategies

Growth Strategies 18 Further Expand Our PRC subsidiaries’ Business into New Markets with Unmet Demand • Currently, our PRC subsidiaries mainly operate in Chengdu City and serve customers throughout Sichuan Province and will expand into new markets. • Our PRC subsidiaries had established a set of processes and standards that can be replicated and promoted into additional cities. Expand Our PRC Subsidiaries’ Offerings with a Focus on Production Safety Training and Vocational Skills Development • Plan to expand our market share by developing safety training and examination software, acquiring safety production training and examination institution licenses, and establishing three safety training and examination bases by 2024. Continue to Invest in Technology Research and Development to Develop and Update Existing and New Software Systems and Expand Business and Profitability • Plan to improve our PRC subsidiaries data analytics by leveraging artificial intelligence, thereby providing data-driven insights that may enhance their services. Pursue Additional Strategic and Financially Attractive Acquisitions • Our PRC subsidiaries endeavor to identify, acquire, and integrate businesses that will complement and expand their adult education technology services, such as upstream and midstream companies in the adult education industry. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Section 4 Investment Highlights

Investment Highlights 20 Wide-Ranging Software Platform and Auxiliary Solutions Spanning the Whole Teaching Cycle Competitive Technological Advantages Fueled by Proprietary Software and Tech-driven Strategies Visionary and Experienced Management and Business Team with Strong Technical and Operational Expertise 01 03 02 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Section 5 Financials

Financials 22 In USD thousands (except for per share data)* Year ended December 31 Nine months ended September 30 2021 2022 2022 2023 Revenue 689 1,403 1,052 1,601 Costs and expenses Direct cost of revenue 379 192 167 86 Selling expenses 24 45 27 47 General and administrative expenses 170 285 215 216 Research and development expenses 63 52 39 71 Total costs and expenses 636 574 448 420 Income from operations 53 829 604 1,181 Income before income taxes 55 856 621 1,155 Income taxes provision 1 121 88 159 Net income 54 735 533 996 Net income per share Basic and diluted 0.00 0.03 0.02 0.04 Weighted average number of shares outstanding: Basic and diluted 22,235,471 22,235,471 22,235,471 22,235,471 Income statement summary See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss. Our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate. The numbers are derived from the company's audited and unaudited financial statements. * Translations of balances from RMB into USD were calculated at the rate of USD1.00 = RMB7.2960 on September 30, 2023

Financials 23 Balance sheet statement summary In USD thousands * 12/31 2021 12/31 2022 09/30 2023 Cash and cash equivalents 1 357 519 Accounts receivable - 355 926 Accounts receivable – related party 18 521 - Deferred IPO costs - 103 995 Other current assets 53 43 54 Due from related parties 104 - 194 TOTAL CURRENT ASSETS 176 1,379 2,688 Non-current assets 363 462 369 TOTAL ASSETS 539 1,841 3,057 TOTAL LIABILITIES 519 812 928 TOTAL EQUITY 20 1,029 2,129 TOTAL LIABILITIES AND EQUITY 539 1,841 3,057 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss. Our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate. The numbers are derived from the company's audited and unaudited financial statements. * Translations of balances from RMB into USD were calculated at the rate of USD1.00 = RMB7.2960 on September 30, 2023

Financials 24 Cash flow statement summary In USD thousands * Year ended December 31 Nine months ended September 30 2021 2022 2022 2023 Cash flows from operating activities 164 68 (161) 1,079 Depreciation and amortization 18 39 28 33 Change in working capital 92 (734) (749) 26 Cash flows from investing activities (9) (75) (75) (438) Capital expenditure (9) (75) (75) (245) Cash flows from financing activities (154) 363 242 (479) Bank loan - 89 - 411 Net increase in cash and cash equivalents 1 356 6 162 Cash and cash equivalents, Beginning of year/period - 1 1 357 Cash and cash equivalents, End of year/period 1 357 7 519 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment maybe speculative, illiquid, and there is a risk of loss. Our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate. The numbers are derived from the company's audited and unaudited financial statements. * Translations of balances from RMB into USD were calculated at the rate of USD1.00 = RMB7.2960 on September 30, 2023

Thank You Company Jiade Limited Email: kebiao@sckbkj.com Address: Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706, Minjiang Road, Jinjiang District, Chengdu City, Sichuan Province, PRC Phone: +86 400-028-0776 Underwriter WestPark Capital, INC. Email: syndicate@wpcapital.com Address: 1800 Century Park East, Suite 220 Los Angeles CA 90067 Phone: +1 (310) 843-9300